

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Mark Dorfman
General Counsel
Leonardo DRS, Inc.
2345 Crystal Drive
Suite 1000
Arlington, Virginia 22202

> **Re: Leonardo DRS, Inc.**
> **Registration Statement on Form S-4**
> **Filed on August 3, 2022**
> **File No. 333-266494**

Dear Mr. Dorfman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed August 3, 2022

General

1.   We note your disclosure that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please file a tax opinion as an exhibit to your registration statement. Please also revise your disclosure on page 290 to reflect that the tax consequences discussed represent the opinion of counsel. Refer to Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing